Exhibit 99.2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	September 30, 2015	December 31, 2014
ASSETS
Current assets:
Cash	$438,873	$491,481
Accounts receivable	363,284	598,063
Income tax recoverable	–	55,138
Inventory	21,279	9,170
Total current assets	823,436	1,153,852
Non-current assets:
Income tax recoverable	3,297	3,297
Property, plant and equipment	4,231,074	3,928,826
Intangibles	3,714	3,302
Goodwill	207,459	219,719
Total non-current assets	4,445,544	4,155,144
Total assets	$5,268,980	$5,308,996

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$282,897	$493,038
Income tax payable	5,581	7,184
Total current liabilities	288,478	500,222
Non-current liabilities:
Share based compensation (Note 7)	11,403	14,252
Provisions and other	18,712	14,837
Long-term debt (Note 4)	2,114,900	1,852,186
Deferred tax liabilities	456,113	486,133
Total non-current liabilities	2,601,128	2,367,408
Shareholders' equity:
Shareholders' capital (Note 5)	2,316,321	2,315,539
Contributed surplus	34,620	31,109
Retained earnings (deficit)	(105,557)	48,426
Accumulated other comprehensive income (Note 6)	133,990	46,292
Total shareholders' equity	2,379,374	2,441,366
Total liabilities and shareholders' equity	$5,268,980	$5,308,996

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2015	2014	2015	2014
Revenue	$364,089	$584,590	$1,210,671	$1,732,013

Expenses:
Operating	223,872	347,710	730,744	1,047,148
General and administrative	25,885	37,490	103,614	118,506
Restructuring	3,301	–	13,543	–
Earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, impairment of property, plant and equipment and depreciation and amortization	111,031	199,390	362,770	566,359
Depreciation and amortization	125,236	107,537	361,461	319,165
Impairment of property, plant and equipment (Note 8)	79,573	–	79,573	–
Operating earnings (loss)	(93,778)	91,853	(78,264)	247,194
Impairment of goodwill (Note 8)	16,968	–	16,968	–
Foreign exchange	(12,510)	1,812	(32,598)	(2,115)
Finance charges (Note 9)	34,783	29,239	86,813	79,233
Earnings (loss) before income taxes	(133,019)	60,802	(149,447)	170,076
Income taxes:
Current	818	1,335	8,334	6,983
Deferred	(47,137)	6,654	(65,297)	15,897
	(46,319)	7,989	(56,963)	22,880
Net earnings (loss)	$(86,700)	$52,813	$(92,484)	$147,196
Net earnings (loss) per share: (Note 10)
Basic	$(0.30)	$0.18	$(0.32)	$0.50
Diluted	$(0.30)	$0.18	$(0.32)	$0.50
See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2015	2014	2015	2014
Net earnings (loss)	$(86,700)	$52,813	$(92,484)	$147,196
Unrealized gain on translation of assets and liabilities of operations denominated in foreign currency	182,303	93,930	347,683	99,313
Foreign exchange loss on net investment hedge with U.S. denominated debt, net of tax	(133,400)	(55,860)	(259,985)	(60,060)
Comprehensive income (loss)	$(37,797)	$90,883	$(4,786)	$186,449
See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2015	2014	2015	2014
Cash provided by (used in):
Operations:
Net earnings (loss)	$(86,700)	$52,813	$(92,484)	$147,196
Adjustments for:
Long-term compensation plans	(2,091)	1,950	10,616	20,741
Depreciation and amortization	125,236	107,537	361,461	319,165
Impairment of property, plant and equipment	79,573	–	79,573	–
Impairment of goodwill	16,968	–	16,968	–
Foreign exchange	(13,820)	1,183	(34,197)	(1,126)
Finance charges	34,783	29,239	86,813	79,233
Income taxes	(46,319)	7,989	(56,963)	22,880
Other	(58)	(1,168)	1,291	(3,096)
Income taxes paid	(1,398)	(1,218)	(11,186)	(14,087)
Income taxes recovered	–	5,060	1,111	8,414
Interest paid	(7,500)	(7,588)	(70,693)	(54,558)
Interest received	554	420	15,277	653
Funds provided by operations	99,228	196,217	307,587	525,415
Changes in non-cash working capital balances	(38,179)	(49,484)	138,477	19,857
	61,049	146,733	446,064	545,272
Investments:
Purchase of property, plant and equipment	(53,592)	(237,587)	(392,459)	(518,440)
Proceeds on sale of property, plant and equipment	1,085	31,286	7,559	48,522
Income taxes recovered	–	–	55,138	–
Changes in non-cash working capital balances	(3,985)	35,282	(158,261)	35,586
	(56,492)	(171,019)	(488,023)	(434,332)
Financing:
Increase in long-term debt	–	–	–	436,600
Repayment of long-term debt	–	–	–	(30,670)
Debt issue costs	–	–	(975)	(10,166)
Dividends paid	(20,504)	(17,566)	(61,499)	(52,646)
Issuance of common shares on the exercise of options	–	733	93	6,836
	(20,504)	(16,833)	(62,381)	349,954
Effect of exchange rate changes on cash and cash equivalents	21,127	22,717	51,732	16,591
Increase (decrease) in cash and cash equivalents	5,180	(18,402)	(52,608)	477,485
Cash and cash equivalents, beginning of period	433,693	576,493	491,481	80,606
Cash and cash equivalents, end of period	$438,873	$558,091	$438,873	$558,091
See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders' capital	Contributed surplus	Accumulated other comprehensive income (Note 6)	Retained earnings (deficit)	Total equity
Balance at January 1, 2015	$2,315,539	$31,109	$46,292	$48,426	$2,441,366
Net loss for the period	–	–	–	(92,484)	(92,484)
Other comprehensive income for the period	–	–	87,698	–	87,698
Dividends	–	–	–	(61,499)	(61,499)
Share options exercised (Note 5)	142	(49)	–	–	93
Shares issued on redemption of non-management directors' DSUs	640	(324)	–	–	316
Share based compensation expense (Note 7)	–	3,884	–	–	3,884
Balance at September 30, 2015	$2,316,321	$34,620	$133,990	$(105,557)	$2,379,374

(Stated in thousands of Canadian dollars)	Shareholders' capital	Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
Balance at January 1, 2014	$2,305,227	$29,175	$(23,475)	$88,416	$2,399,343
Net earnings for the period	–	–	–	147,196	147,196
Other comprehensive income for the period	–	–	39,253	–	39,253
Dividends	–	–	–	(52,646)	(52,646)
Share options exercised	9,936	(3,100)	–	–	6,836
Share based compensation expense (Note 7)	–	4,102	–	–	4,102
Balance at September 30, 2014	$2,315,163	$30,177	$15,778	$182,966	$2,544,084
See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)
NOTE 1. DESCRIPTION OF BUSINESS
Precision Drilling Corporation ("Precision" or the "Corporation") is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION
(a) Statement of Compliance
These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2014.
These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation's consolidated audited annual financial statements for the year ended December 31, 2014.
These condensed consolidated interim financial statements were approved by the Board of Directors on October 21, 2015.

(b) Seasonality
Precision has operations that are carried on in Canada which represent approximately 41% (2014 - 49%) of consolidated total assets as at September 30, 2015 and 36% (2014 - 45%) of consolidated revenue for the nine months ended September 30, 2015. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring break-up" has a direct impact on Precision's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision's slowest time in this region.

NOTE 3. BANK INDEBTEDNESS
During May 2015, Precision increased the borrowing capacity of an existing secured operating facility to US$40.0 million from US$25.0 million. This secured operating facility is used for the issuance of letters of credit and performance and bid bonds to support international operations.

NOTE 4. LONG-TERM DEBT
	September 30,	December 31,
	2015	2014
Secured revolving credit facility	$–	$–
Unsecured senior notes:
6.625% senior notes due 2020 (US$650 million)	870,610	754,065
6.5% senior notes due 2021 (US$400 million)	535,760	464,040
5.25% senior notes due 2024 (US$400 million)	535,760	464,040
6.5% senior notes due 2019	200,000	200,000
	2,142,130	1,882,145
Less net unamortized debt issue costs	(27,230)	(29,959)
	$2,114,900	$1,852,186

During October 2015, Precision agreed with its lending group to amend certain financial covenants governing its senior credit facility with final completion of the amending agreement expected by the end of October 2015. This amendment will among other things (i) eliminate the maximum consolidated total debt to Adjusted EBITDA covenant ratio in its entirety; (ii) reduce the Adjusted EBITDA to interest coverage ratio from 2.75:1.0 to 2.0:1.0 for the period up to and including December 2017 (reverting back to 2.5:1.0 in January 2018); (iii) reduce the consolidated senior debt to Adjusted EBITDA  ratio from 3.0:1.0 to 2.50:1.0;  (iv) reduce the borrowing capacity of the secured revolving credit facility from US$650 million to US$550 million; and (v) place a limitation not to incur or assume more than US$250 million in new unsecured debt unless the new debt is to refinance existing unsecured debt or is assumed through an acquisition.
Long-term debt obligations at September 30, 2015 will mature as follows:

2019	$200,000
Thereafter	1,942,130
$2,142,130
 NOTE 5. SHAREHOLDERS' CAPITAL
	Number	Amount
Common shares
Balance December 31, 2014	292,819,921	$2,315,539
Options exercised:
Cash consideration	16,000	93
Reclassification from contributed surplus	-	49
Issued on redemption of non-management directors' DSUs	76,169	640
Balance September 30, 2015	292,912,090	$2,316,321

NOTE 6. ACCUMULATED OTHER COMPREHENSIVE INCOME
	Unrealized Foreign Currency Translation Gains	Foreign Exchange Loss on Net Investment Hedge	Accumulated Other Comprehensive Income
Balance, December 31, 2014	$219,422	$(173,130)	$46,292
Other comprehensive income	347,683	(259,985)	87,698
Balance, September 30, 2015	$567,105	$(433,115)	$133,990
NOTE 7. SHARE BASED COMPENSATION PLANS

Liability Classified Plans
	Restricted Share Units(a)	Performance Share Units(a)	Share Appreciation Rights(b)	Non-Management Directors' DSUs(c)	Total
Balance, December 31, 2014	$10,584	$13,769	$81	$1,989	$26,423
Expensed during the period	3,912	2,818	(75)	149	6,804
Payments	(6,681)	(5,120)	–	(315)	(12,116)
Balance, September 30, 2015	$7,815	$11,467	$6	$1,823	$21,111

Current	$5,047	$4,655	$6	$–	$9,708
Long-term	2,768	6,812	–	1,823	11,403
	$7,815	$11,467	$6	$1,823	$21,111

 (a) Restricted Share Units and Performance Share Units
 A summary of the activity under the restricted share unit (RSUs) and the performance share unit (PSUs) plans are presented below:
	RSUs Outstanding	PSUs Outstanding
December 31, 2014	2,246,696	3,450,033
Granted	2,119,700	2,622,400
Issued as a result of cash dividends	92,423	150,448
Redeemed	(1,064,685)	(749,483)
Forfeitures	(298,484)	(272,111)
September 30, 2015	3,095,650	5,201,287

(b) Share Appreciation Rights
A summary of the activity under the share appreciation rights plan is presented below:

	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2014	443,741	$13.26 – 17.38	$15.32	443,741
Forfeitures	(100,609)	13.26 – 13.26	13.26
September 30, 2015	343,132	$15.22 – 17.38	$15.93	343,132

(c)  Non-Management Directors – Deferred Share Unit Plan
A summary of the activity under the non-management director deferred share unit plan is presented below:
Outstanding
December 31, 2014	278,587
Granted	124,790
Issued as a result of cash dividends	8,593
Redeemed	(37,276)
September 30, 2015	374,694

Equity Settled Plans
(d)  Non-Management Directors
Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement. A summary of the activity under this share based incentive plan is presented below:
Deferred Share Units	Outstanding
December 31, 2014	226,010
Issued as a result of cash dividends	6,082
Redeemed	(38,893)
September 30, 2015	193,199

(e) Option Plan

A summary of the activity under the option plan is presented below:
Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2014	5,154,314	$5.22	–	14.50	$9.43	3,185,500
Granted	1,447,400	7.32	–	7.32	7.32
Exercised	(16,000)	5.85	–	5.85	5.85
Forfeitures	(378,718)	5.85	–	14.50	9.62
September 30, 2015	6,206,996	$5.22	–	14.50	$8.93	3,881,187

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2014	3,405,774	$4.95	–	15.21	$9.35	1,795,639
Granted	1,344,900	5.79	–	5.79	5.79
Forfeitures	(124,469)	4.95	–	15.21	9.40
September 30, 2015	4,626,205	$4.95	–	15.21	$8.31	2,480,147

The per option weighted average fair value of the share options granted during 2015 was $1.60 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate 1%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 44%. Included in net earnings for the three and nine months ended September 30, 2015 is an expense of $1.3 million (2014 - $1.3 million) and $3.9 million (2014 - 4.1 million), respectively.

NOTE 8. IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT AND GOODWILL

Precision reviews the carrying value of its long-lived assets at each reporting period for indicators of impairment. During the period ended September 30, 2015 the Corporation determined that low commodity prices and its impact on current and future business and industry activity levels was an indicator of impairment and performed a comprehensive assessment of the carrying values of property, plant and equipment and goodwill for the directional drilling, well servicing, camp and catering, oilfield equipment rental, wastewater treatment and U.S. completion and production cash generating units (CGU).

The recoverable amount of each CGU was determined using a value in use calculation based on five year cash flow projections. The cash flow projections were based on future expected outcomes taking into account past experience and management expectation of future market conditions with no terminal value growth rate.

Cash flows used in the calculation were discounted using a discount rate specific to each CGU. Discount rates are derived from Precision's weighted average cost of capital, adjusted for risk factors specific to each CGU. The after-tax discount rates used in determining the recoverable amount for the CGU's range from 12.9% to 14.4%.

As a result of the impairment test, Precision recorded a property, plant and equipment impairment charge related to its well servicing and US completion and production CGUs of $72.8 million, and US$5.1 million respectively and a goodwill impairment charge related to its oilfield equipment rental CGU of $17.0 million. These CGUs are all part of the Completion and Production Services segment.

NOTE 9. FINANCE CHARGES
	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Interest:
Long-term debt	$33,993	$28,639	$97,990	$77,100
Other	76	55	789	330
Income	(427)	(406)	(15,258)	(714)
Amortization of debt issue costs	1,141	951	3,292	2,517
Finance charges	$34,783	$29,239	$86,813	$79,233

NOTE 10. PER SHARE AMOUNTS
The following tables reconcile the net earnings (loss) and weighted average shares outstanding used in computing basic and diluted earnings per share:
	Three months ended September 30,,		Nine months ended September 30,
	2015	2014	2015	2014
Net earnings (loss) - basic and diluted	$(86,700)	$52,813	$(92,484)	$147,196

	Three months ended September 30,,		Nine months ended September 30,
(Stated in thousands)	2015	2014	2015	2014
Weighted average shares outstanding – basic	292,912	292,757	292,866	292,445
Effect of stock options and other equity compensation plans	–	1,183	–	767
Weighted average shares outstanding – diluted	292,912	293,940	292,866	293,212

NOTE 11. SEGMENTED INFORMATION
The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, coil tubing services, oilfield equipment rental, camp and catering services, and wastewater treatment units.

Three months ended September 30, 2015	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$324,067	$42,961	$–	$(2,939)	$364,089
Operating earnings (loss)	6,664	(83,983)	(16,459)	–	(93,778)
Depreciation and amortization	113,429	8,714	3,093	–	125,236
Impairment of property, plant and equipment	–	79,573	–	–	79,573
Total assets	4,609,682	242,783	416,515	–	5,268,980
Goodwill	207,459	–	–	–	207,459
Capital expenditures	52,243	527	822	–	53,592

Three months ended September 30, 2014	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$502,596	$84,539	$–	$(2,545)	$584,590
Operating earnings	106,247	6,439	(20,833)	–	91,853
Depreciation and amortization	94,618	10,911	2,008	–	107,537
Total assets	4,159,253	590,107	568,221	–	5,317,581
Goodwill	201,719	112,139	–	–	313,858
Capital expenditures	227,629	7,329	2,629	–	237,587

Nine months ended September 30, 2015	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$1,072,075	$144,632	$–	$(6,036)	$1,210,671
Operating earnings (loss)	87,442	(95,094)	(70,612)	–	(78,264)
Depreciation and amortization	325,667	26,178	9,616	–	361,461
Impairment of property, plant and equipment	–	79,573	–	–	79,573
Total assets	4,609,682	242,783	416,515	–	5,268,980
Goodwill	207,459	–	–	–	207,459
Capital expenditures	386,120	2,306	4,033	–	392,459

Nine months ended September 30, 2014	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$1,485,400	$254,112	$–	$(7,499)	$1,732,013
Operating earnings	309,960	8,168	(70,934)	–	247,194
Depreciation and amortization	279,094	33,772	6,299	–	319,165
Total assets	4,159,253	590,107	568,221	–	5,317,581
Goodwill	201,719	112,139	–	–	313,858
Capital expenditures	495,576	16,575	6,289	–	518,440

The Corporation's operations are carried on in the following geographic locations:
Three months ended September 30, 2015	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$143,482	$172,446	$50,766	$(2,605)	$364,089
Total assets	2,147,060	2,382,198	739,722	–	5,268,980
Three months ended September 30, 2014	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$259,493	$276,903	$55,250	$(7,056)	$584,590
Total assets	2,605,625	2,146,133	565,823	–	5,317,581
Nine months ended September 30, 2015	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$440,329	$610,280	$174,769	$(14,707)	$1,210,671
Total assets	2,147,060	2,382,198	739,722	–	5,268,980
Nine months ended September 30, 2014	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$787,551	$813,718	$143,757	$(13,013)	$1,732,013
Total assets	2,605,625	2,146,133	565,823	–	5,317,581

NOTE 12. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at September 30, 2015 was approximately $1,883 million (December 31, 2014 - $1,668 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.
Level III—Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

SHAREHOLDER INFORMATION
STOCK EXCHANGE LISTINGS
Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.
TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
 Calgary, Alberta
TRANSFER POINT
Computershare Trust Company NA
 Denver, Colorado
Q3 2015 TRADING PROFILE
Toronto (TSX: PD)
High: $8.26
Low: $4.66
Close: $4.94
Volume Traded: 103,377,120
New York (NYSE: PDS)
High: US$6.68
Low: US$3.49
Close: US$3.72
Volume Traded: 226,921,600
ACCOUNT QUESTIONS
Precision's Transfer Agent can help you with a variety of shareholder related services, including:
•  change of address
•  lost unit certificates
•  transfer of shares to another person
•  estate settlement
Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario M5J 2Y1
 Canada
1-800-564-6253 (toll free in Canada and the United States)
1-514-982-7555 (international direct dialing)
Email: service@computershare.com
ONLINE INFORMATION
To receive news releases by email, or to view this interim report online, please visit Precision's website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and EDGAR available at www.sec.gov.
CORPORATE INFORMATION

DIRECTORS
William T. Donovan
Brian J. Gibson
Allen R. Hagerman, FCA
Catherine J. Hughes
Steven W. Krablin
Stephen J.J. Letwin
Kevin O. Meyers
Kevin A. Neveu
Robert L. Phillips

OFFICERS
Kevin A. Neveu
President and Chief Executive Officer

Niels Espeland
President, International

Douglas B. Evasiuk
Senior Vice President, Sales and Marketing

Veronica Foley
Vice President, Legal and Corporate Secretary

Kenneth J. Haddad
Senior Vice President, Business Development

Robert J. McNally
Executive Vice President and Chief Financial Officer

Darren J. Ruhr
Senior Vice President, Corporate Services

Gene C. Stahl
President, Drilling Operations

Douglas J. Strong
President, Completion and Production Services

AUDITORS
KPMG LLP
Calgary, Alberta

HEAD OFFICE
Suite 800, 525-8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Telephone: 403-716-4500
Facsimile: 403-264-0251
Email: info@precisiondrilling.com
www.precisiondrilling.com